Buenos Aires, September 30th, 2021.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Capital reduction.

Dear Sirs,

I am writing in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa”) to inform that the General Ordinary and Extraordinary Shareholders’ Meeting, in accordance with article 220 item 1 of the Corporations Act, approved a capital reduction of AR$ 12,513,675 by way of cancellation of 12,513,675 book-entry, ordinary shares, of a nominal value of AR$ 1 each and carrying one vote per share. As a consequence, the capital stock will be reduced from AR$ 1,398,919,655 to AR$ 1,386,405,980.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations